FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 Check this box if no longer
     subject to Section 16.  Form 4
     or Form 5 obligations may
     continue.  See Instruction 1(b)

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 of Section 30(f) of the
                         Investment Company Act of 1940

------------------------------------------------------------------ -----------------------------------------------------------------
Name and Address of Reporting Person                               2.   Issuer Name and Ticker or Trading Symbol
                                                                   LifePoint, Inc. -- LFPT
Pallin               Jonathan                   J.
(Last)              (First)                  (Middle)



LifePoint, Inc.  10400 Trademark Street
-----------------------
         (Street)


Rancho Cucamonga          CA                                     91730
(City)                   (State)                                 (Zip)


------------------------------------------------------------------ -----------------------------------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                   3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of        3/99
                                                                   Reporting Person
                                                                   (Voluntary)

                                                                   ###-##-####
------------------------------------------------------------------ ------------------------- ---------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                                             5. If Amendment, Date of Original
                                                                                             (Month/Year)
------------------------------------------------------------------ ------------------------- ---------------------------------------
--- ----------------------------------------------
    6.  Relationship of Reporting Person to
    Issuer
                   (Check if Applicable)

    _x_ Director                         _x_    10% Owner
    __ Officer (give                     ___   Other (specify
                title                                 below)
                below)






    -----------------------
--------------------------------- --------------------------------------------------------------------------------------------------
                                                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------- ------------------------------------------------------------------------
--------------------------------- ------------------- ------------------ --------------------------------

1.  Title of Security             2.  Transaction     3.  Transaction    4. Securities Acquired (A) or
         (Instr. 3)                      Date              Code          Disposed of (D) (Instr. 3, 4,
                                  (Month/Day/Year)          (Instr. 8)   and 5)





--------------------------------- ------------------- ------------------ --------------------------------
--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
                                                        Code       V     Amount      (A) or    Price
                                                                                     (D)
--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------------------------- ------------------- ---------- ------- ----------- --------- ----------


Common Stock, $.001 par value     3/04/99             S                   15,769     D         $3.33

--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value     3/08/99             S                   14,300     D         $2.76

--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value     3/10/99             S                    5,000     D         $2.54

--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value     3/12/99             S                   82,931     D         $2.625

--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value     3/17/99             J*                 200,000     D         N/A

--------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------- ----------- ---------------
5. Amount of    6.          7. Nature of
Securities      Owner-ship  Indirect
Beneficially    Form:       Beneficially
Owned at End    Direct      Ownership
of Month        (D) or      (Instr. 4)
(Instr. 3 and   Indirect
4)              (I)
                (Instr. 4)
--------------- ----------- ---------------



4,325,306       D           N/A

--------------- ----------- ---------------
4,309,537       D           N/A

--------------- ----------- ---------------
4,295,237       D           N/A

--------------- ----------- ---------------
4,290,237       D           N/A

--------------- ----------- ---------------
4,267,306       D           N/A

--------------- ----------- ---------------
4,007,306       D           N/A

--------------- ----------- ---------------
--------------- ----------- ---------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*Reporting Person made a gift of 200,000 shares of the Common Stock.

Form 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
1. Title of Derivative       2.            3.            4.              5.Number of    6. Date          7. Title and Amount of
Security (Instr. 3)           Conversion  Transaction   Transaction        Derivation      Exercisable      Underlying Securities
                              or              Date      Code (Instr.8)     Securities      and Expiration   (Instr. 3 and 4)
                              Exercisable (Month/Day/                      Acquired (A)    Date
                              Price        Year)                           or Disposed     (Month/Date/Year)
                              of                                           of (D)
                              Derivative                                   (Instr. 3,4,
                              Security                                     and 5)



---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
                                                         Code      V     (A)      (D)    Date     Expira  Title        Amount or
                                                                                         Exerci   tion                 Number of
                                                                                         sable    Date                 Shares
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------

Common Stock Purchase        $0.50         N/A           N/A             N/A             1/08/98  1/07/03 Common        300,289
Warrant                                                                                                   Stock

---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------

------------- ------------- ----------- -----------
8. Price of   9. Number     10.         11.
Derivative    of            Ownership   Nature of
Security      Derivative    Form of     Indirect
(Instr. 5)    Securities    Derivative  Beneficial
              Beneficially  Security:   Ownership
              Owned at      Direct      (Instr. 4)
              end of        (D) or
              month         Indirect
              (Instr. 4)    (I)
                            (Instr. 4)

------------- ------------- ----------- -----------
------------- ------------- ----------- -----------



------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
              300,289       D           N/A


------------- ------------- ----------- -----------
------------- ------------- ----------- -----------



Explanation of Responses:




                         By:  /s/  Jonathan J. Pallin
                         Signature of Reporting Person


                         Date:  April 6, 1999




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

LifePoint/Form 4 Pages 1&2